QUEST RESOURCE CORPORATION
EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended	Nine Months Ended
	September 30, 2006	September 30, 2005
	(unaudited)

EARNINGS:
Income (loss) before income taxes	$(7,136,000)	$(7,258,000)
Add:
Interest expense (a)	15,885,000	17,300,000
Loan cost amortization	874,000	662,000
Income as adjusted	$9,623,000	$10,704,000

FIXED CHARGES:
Interest expense	15,885,000	17,300,000
Add:
Loan cost amortization	874,000	662,000
Fixed Charges	$16,759,000	$17,962,000

Preferred Stock Dividends
Preferred Dividend Requirements	$-	$7,000
Ratio of income before provision for taxes to net income	-	1.0
Subtotal-Preferred Dividends	$-	$7,000
Combined Fixed Charges and Preferred Dividends	$16,759,000	$17,969,000
Ratio of Earnings of Fixed Charges	0.57	0.60
Insufficient coverage	$7,136,000	$7,258,000
Ratio of Earnings of Fixed Charges	0.57	0.60
Insufficient coverage	$7,136,000	$7,265,000

(a) Excludes the effect on unrealized gains or losses on interest rate derivatives.